ARTHUR COX

Arthur Cox LLP
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arthurcox.com

13 July 2022

Board of Directors
Nearwater Capital Markets, Limited
3rd Floor
Fleming's Court
Fleming's Place
Dublin 4
Ireland

Re: Nearwater Capital Markets, Limited (the "Applicant"), an Irish incorporated private limited company, registered number 693366 – Non-Resident SBSD

Access, inspection and examination by the United States Securities and Exchange Commission (the "Commission")

Ladies and Gentlemen:

1.   **Background to and basis of Opinion**

1.1   We are Irish counsel to the Applicant.

1.2   The Applicant is applying to become a non-resident security-based swap dealer (the "**Application**"). This Opinion is given in connection with Schedule F of the related Form SBSE to the Commission.

1.3   This Opinion is confined to and given in all respects on the basis of the laws of Ireland in force as at the date of this opinion as currently applied by the courts of Ireland. We have made no investigations of and we express no opinion as to the laws of any other jurisdiction or their effect on this opinion. This Opinion speaks only as of its date.

1.4   This Opinion is given on the basis that our client is the Applicant only. We have taken instructions solely from our client.

1.5   This Opinion may be relied upon by our client only and not be disclosed to any other party, *provided that* this Opinion may be disclosed to the Commission in connection with the Application.

1.6   This Opinion is also strictly confined to the matters expressly stated herein at paragraph 2 below and is not to be read as extending by implication or otherwise to any other matter, and is subject to the assumptions and qualifications set out below.

Grainne Hennessy · Séamus Given · Caroline Devlin · Sarah Cunniff · Elizabeth Bothwell · William Day · Andrew Lenny · Orla O'Connor (Chair) · Brian O'Gorman
Mark Saunders · John Matson · Kevin Murphy · Cormac Kissane · Kevin Langford · Eve Mulconry · Philip Smith · Kenneth Egan · Alex McLean · Glenn Butt · Niav O'Higgins
Fintan Clancy · Rob Corbet · Ultan Shannon · Dr Thomas B Courtney · Aaron Boyle · Rachel Hussey · Colin Kavanagh · Kevin Lynch · Geoff Moore (Managing Partner)
Chris McLaughlin · Maura McLaughlin · Joanelle O'Cleirigh · Richard Willis · Deirdre Barrett · Cian Beecher · Ailish Finnerty · Robert Cain · Connor Manning · Keith Smith
John Donald · Dara Harrington · David Molloy · Stephen Ranalow · Gavin Woods · Simon Hannigan · Niamh Quinn · Colin Rooney · Aiden Small · Phil Cody · Karen Killoran
Richard Ryan · Danielle Conaghan · Brian O'Rourke · Cian McCourt · Louise O'Byrne · Michael Twomey · Cormac Commins · Tara O'Reilly · Michael Coyle · Darragh Geraghty
Patrick Horan · Maeve Moran · Deirdre O'Mahony · Deirdre Sheehan · Ian Dillon · Matthew Dunn · David Kilty · Siobhán McBean · Conor McCarthy · Olivia Mullooly
Laura Cunningham · Mairéad Duncan-Jones · Ryan Ferry · Imelda Shiels · Brendan Wallace · Ruth Lillis · Sarah McCague · Niamh McGovern · Ciara Buckley · Ian Duffy
Sophie Frederix · Orlaith Kane · Aisling Kelly · David Vos

NE179/003/AC#42344733.3

ARTHUR COX

1.7 In giving this Opinion, we have examined copies of the Constitutional Documents of the Company as available as at the date of this Opinion at the Irish Companies Registration Office (the "**Company's Constitutional Documents**").

1.8 This Opinion is governed by and is to be construed in accordance with the laws of Ireland (as interpreted by the courts of Ireland at the date hereof). Any claim or dispute arising out of or in connection with this Opinion shall be subject to the exclusive jurisdiction of the Irish courts and any party purporting to rely on this Opinion consents to the exclusive jurisdiction of the Irish courts.

2. **Opinion**

2.1 Subject to the assumptions and qualifications set out in this Opinion and to any matters not disclosed to us, we are of the opinion that nothing in the Company's Constitutional Documents or the laws of Ireland would prevent:

2.2 the appointment by the Applicant of Nearwater Management, LLC (in its capacity as a service provider to and affiliate of the Applicant, "**Management LLC**") as the Applicant's agent for service in the United States;

2.3 the Applicant (or Management LLC on its behalf) providing the Commission with prompt access to the Applicant's books and records; or

2.4 the Applicant's submission to onsite inspection and examination by the Commission at the Applicant's place of business (in Dublin, Ireland) (or any inspection and examination of any copies of the Applicant's books and records maintained by Management LLC at the offices of Management LLC in New York City).

3. **Assumptions**

For the purpose of giving this Opinion, we assume the following without any responsibility on our part if any assumption proves to have been untrue as we have not verified independently.

Constitutional Documents

The Company's Constitutional Documents are correct, accurate and up-to-date.

4. **Qualifications**

The opinions set out in this Opinion are subject to the following reservations:

GDPR

4.1 Any review or access of the Applicant's books and records to the extent it includes "personal data" within the meaning of the EU's General Data Protection Regulation (Regulation 2016/679) (the "**GDPR**") must be in compliance with the GDPR.

Contractual restrictions

4.2 We express no opinion and have not examined any contractual arrangements entered into from time to time by the Applicant which may relate to the confidentiality or non-disclosure of information the subject of those arrangements.

ARTHUR COX

5.   **Disclosure**

We hereby consent to your filing or sharing this Opinion with the Commission.

6.   **No Refresher**

This Opinion speaks only as of its date. We are not under any obligation to update this Opinion from time to time or to notify you (or any other person) of any change of law, fact or circumstances referred to or relied upon in the giving of this Opinion.

Yours sincerely

Arthur Cox LLP

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ARTHUR COX LLP